Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-258876) of Vicinity Motor Corp. of our report dated March 30, 2023, relating to the consolidated financial statements of Vicinity Motor Corp., which is filed in Exhibit 99.2 to this Current Report on Form 6-K.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form filed as Exhibit 99.1 to this Current Report on Form 6-K, which is incorporated in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2023